 As filed with the Securities and Exchange Commission on July 22, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

Press Release

July 18, 2005

TELE2 AND APAX INTEND TO ACQUIRE VERSATEL

TELE2 INTENDS TO MAKE A RECOMMENDED CASH OFFER AT EUR 2.20 PER SHARE FOR VERSATEL TELECOM INTERNATIONAL N.V. AND A SIMULTANEOUS CASH OFFER FOR ALL ITS OUTSTANDING CONVERTIBLE NOTES

FUNDS ADVISED BY APAX PARTNERS (“APAX”) INTEND TO ACQUIRE VERSATEL’S GERMAN OPERATIONS IMMEDIATELY AFTER COMPLETION OF THE OFFERS

THE SUPERVISORY BOARD AND EXECUTIVE BOARD OF VERSATEL UNANIMOUSLY SUPPORT THE INTENDED OFFERS AND RECOMMEND THESE TO THE SHAREHOLDERS AND NOTEHOLDERS OF VERSATEL

AN IRREVOCABLE UNDERTAKING HAS BEEN OBTAINED FROM THE HOLDER OF APPROXIMATELY 42% OF THE OUTSTANDING SHARES OF VERSATEL, TO TENDER ITS SHARES UNDER THE OFFERS

THE PROPOSED OFFER PRICE REPRESENTS A:
14% PREMIUM OVER THE CLOSING PRICE OF EUR 1.93 ON JULY 15, 2005;
47% PREMIUM OVER THE CLOSING PRICE OF EUR 1.50 ON APRIL 28, 2005, THE DAY PRIOR TO THE FIRST REPORTS ON DISCUSSIONS WITH BELGACOM.

Versatel Telecom International N.V. ("Versatel" or the "Company") and Tele2 Netherlands B.V. (“Offeror”), a wholly owned subsidiary of Tele2 AB (“Tele2”), jointly announce that the expectation is justified that an agreement can be reached in connection with the public offers for all outstanding ordinary shares at an offer price of EUR 2.20 in cash per ordinary share (the "Offer Share Price") and all outstanding convertible notes at an offer price equal to the sum of: (i) the cash equivalent value of the shares that noteholders have the right to convert into and (ii) 30 bps of the principal amount of the notes in cash per convertible note, which amounts to approximately EUR 132,274 per note (collectively the "Offers").

Tele2, Apax and Versatel have also reached an understanding that, upon completion of the Offers, Apax will acquire Versatel’s German operations from the Offeror, for an anticipated consideration of €565 million on an enterprise value basis.

The Supervisory Board and the Management Board of Versatel, after giving due consideration to the strategic, financial and social aspects of the proposed transactions, unanimously support the intended Offers and conclude that the Offers are in the best interest of the customers, employees, shareholders, noteholders and all other stakeholders of Versatel and recommend that shareholders and noteholders accept the intended Offers when made.

Versatel and the Offeror expect to reach a definitive agreement on the intended Offers over the next few weeks, subject, inter alia, to consultation with, and when applicable, advice from the relevant works councils of Versatel, as well as approval from the competition authorities.

Press Release

It is currently expected that the Offers will be made and that consequently an Offer Memorandum will be published in the course of September 2005.

Offer Highlights
The intended Offers will be full cash offers for all the issued and outstanding ordinary shares and convertible notes in the capital of Versatel. The combined value of the Offers represents approximately EUR 1,340 million assuming 100% acceptance (on a fully diluted basis). Based on the Offer Share Price, Versatel is valued at approximately EUR 1,130 million on an enterprise value basis (based on Versatel’s net cash position on March 31, 2005).

The Offer of EUR 2.20 per Share represents a:

  14% premium over the closing price of EUR 1.93 on July 15, 2005;
  47% premium over the closing price of EUR 1.50 on April 28, 2005, the day prior to the first reports on discussions with Belgacom.

Background to the Intended Offers
In recent years, Versatel has focused on expanding its business in its three core markets, the Netherlands, Belgium and Germany. While continuing to build its strong corporate franchise and pursuing its infrastructure-based approach, Versatel has put a great emphasis on establishing its position in the growing residential broadband market. The roll-out of triple play services is at the heart of this strategy. At the same time, Versatel has been highly successful in building its German operations which accounted for approximately 47% of its consolidated EBITDA in Q1 2005. Given the consolidation that is taking place in the telecommunications market in Europe and the continued requirement for economies of scale, Versatel believes that it would strongly benefit from the combination with Tele2’s operations in Belgium and the Netherlands. and from Apax’s support in the continued growth of its German operations.

In that context, the intended Offers and intended subsequent sale of Versatel Germany will have a number of advantages for Versatel, its shareholders, employees, customers and other stakeholders:

  Tele2 and Apax will contribute significant resources towards Versatel’s future development;
  Tele2 and Apax fully endorse the infrastructure-based strategy of Versatel and support the dual business / residential focus of Versatel;
  Tele2 is fully committed to the triple play strategy of Versatel in the Netherlands;
  Combining Versatel’s Benelux operations with those of Tele2 will create a stronger platform, with over 2.6 million residential customers in the Netherlands and Belgium;
  Customers of Versatel in the Benelux will benefit from having access to strengthened platforms.

Investment Rationale
Through this proposed transaction, Tele2 is substantially increasing the size of its operations in the Benelux. The combination of Tele2’s existing operations in the Benelux market area (excluding UK and Ireland) with Versatel Benelux will have pro forma revenues of approximately EUR 800 million and EBITDA of approximately EUR 112 million (on the basis of full year 2004 data). The migration of Tele2’s traffic on Versatel’s network and the integration process are expected to produce annual run-rate EBITDA synergies in the area of EUR 50 million.

Tele2 is pursuing its strategy of backward integration into infrastructure in markets where it has a critical mass of customers. Owning local access infrastructure is increasingly important in the growing ADSL market to ensure higher margins on access, better control of customers and ability to deliver higher margin services. Tele2 fully endorses Versatel’s triple play strategy and will aim to leverage this expertise to later introduce these services in other core markets.

Commenting on the intended Offers, Lars-Johan Jarnheimer, CEO of Tele2 said; “I am excited by the opportunity this acquisition gives us. The combination of our existing business and that of Versatel in the Benelux region will enable us to continue to provide our customers with the best

Press Release

prices along with improved product offers. As I have said before, when we reach a certain scale and when it becomes cost justifiable, then we will consider backward integration. The Benelux region is an excellent example of such a case and this acquisition immeasurably strengthens our position in this market.”

Commenting on the intended Offers, Torsten Krumm, Partner of Apax said; “We are delighted to take part in the consolidation of the alternative telecom market in Germany and to have the opportunity to assist Versatel Germany further develop its growth strategy as an alternative player in the German market.”

Future of Versatel
With regards to Versatel Benelux, Tele2 will, upon completion of the Offers, seek to integrate its existing operations with Versatel’s Dutch and Belgian operations. The combination of Versatel and Tele2 creates the leading alternative operator in the Netherlands and Belgium, serving both residential, business and carrier customers.

Tele2 will pursue a strategy focused on growth opportunities notably in the fixed broadband market and on improving profitability. Tele2 is committed to Versatel’s strategy in the large corporate and business segments and will continue to devote substantial resources to these segments as Versatel has done historically. Tele2 has extensive experience in Scandinavia of managing a corporate franchise and will rely on Versatel’s existing footprint in the Benelux to grow the business in the future.

In the residential segment, Tele2 will continue the push in broadband. In the Netherlands in particular, Tele2 will continue to roll-out ADSL2+ and further build the triple play offer with the Eredivisie football and other content as planned by Versatel. At the same time, Tele2 will aim to achieve synergies from the integration of Tele2’s operations with Versatel Benelux. These will largely come from migrating Tele2’s existing traffic onto Versatel’s network but will also come from revenue synergies as well as costs reductions.

With regard to Versatel Germany, Apax will, after the purchase of Versatel Germany, continue the broadband penetration in the covered region focusing on both business and residential customers. The strategic goal is to continue the investments and growth as well as the consolidation of alternative carriers in Germany to create one of the leading operators in the country.

For Versatel’s customers in the large corporate, business, residential and carrier segments, this combination will help extract scale efficiencies that will lead to the best combination of high quality and innovative services, strong customer service and competitive prices.

Raj Raithatha, Chief Executive Officer of Versatel, commented: “I have been a big believer that consolidation is an important element of the alternative carrier strategy in today’s telecommunication markets and we therefore believe the merger of our operations with Tele2 and the sale to Apax is a great opportunity for Versatel and is in the best interest of its stakeholders. The combination of the businesses makes a very good fit as they are largely complementary. Versatel will benefit from bigger scale and therefore an increased leverage of its network, leading to an even stronger position in each of its existing markets. Consequently, it will be business as usual for Versatel’s customers, employees and other partners, with the same high quality services, but better efficiencies and a stronger, more flexible company. Versatel’s current shareholders and noteholders have the possibility to directly benefit from the value creation of this opportunity by selling their interest in Versatel at an attractive premium and realising immediate value in cash for their investments”.

Further Process
After completion of full agreement on the intended Offers and subject to, inter alia, competition clearance, formal Offers will be made to Versatel’s shareholders and noteholders. When made, the intended Offers will be honoured subject to customary conditions, including the condition that such

Press Release

number of Versatel shares are tendered that these together with the shares directly or indirectly held by the Offeror at closing of the Offers, represent at least 95% of the outstanding share capital of Versatel. As to the intended Offer for the convertible notes, a threshold of 85% will be applied.

The offer memorandum, containing the terms and conditions of the Offers, is currently expected to be published in the course of September 2005. Following the publication of the offer memorandum, Versatel will convene an extraordinary general meeting of shareholders to, amongst other things, discuss the Offers.

If the intended Offers are declared unconditional, it is intended that Versatel’s listing on the Official Market of Euronext Amsterdam N.V. (“Euronext Amsterdam”) will be terminated as soon as possible.

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), Euronext Amsterdam and the Social Economic Council (Sociaal -Economische Raad) have been informed of the intended Offers. Versatel’s works councils in The Netherlands and Germany have also been informed of the proposed transaction.

Indicative Timetable
July 26th, 2005	Notification merger control authorities
August 3rd, 2005	Versatel’s second quarter report
September 2005	Publication of the Offer Memorandum

Morgan Stanley & Co. Limited acts as financial advisor to Tele2 AB and ABN AMRO Bank N.V. acts as financial advisor to Apax. Lazard acts as financial advisor to Versatel.

This announcement is a public announcement pursuant to section 9b paragraph 2a of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

Profile of Versatel
Versatel Telecom International N.V. is a telecommunications company that primarily focuses on the Dutch, Belgium and German market. Versatel's headquarters are located in Amsterdam and the company has multiple offices in Belgium and Germany. Versatel owns an extensive telecommunication network that uses the latest technologies to provide business and residential customers with voice, data and internet services. Versatel was founded in October 1995. Currently, the company has approximately 1 million customers and approximately 1,900 employees. Versatel is a publicly traded company on the Euronext Amsterdam under the symbol "VRSA".

Versatel Key Financials 2003 and 2004 (FY end 31 December)
(€ MM)	2003	2004
Revenues	462.1	600.7
EBITDA	90.0	118.1
% Margin	19.5%	19.7%
EBITDA Netherlands	58.3	72.5
% Margin	25.9%	27.2%
EBITDA Germany	31.9	43.5
% Margin	16.8%	15.9%
EBITDA Belgium	-0.2	2.0
% Margin	-0.4%	3.4%
Net Loss	(32.9)	(24.4)
Capex	89.0	135.4
% of Revenues	19.3%	22.5%
EBITDA-Capex	1.0	(17.4)

Net Cash Balance	158.9	269.5

Press Release

Profile of Tele2 AB
Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With its unique values, Tele2 provides cheap and simple telecoms for all Europeans. Tele2 has 28.7 million customers in 25 countries. Tele2 offers products and services in fixed & mobile telephony, Internet, data network services, cable TV and content services. Tele2’s main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004, Tele2 had an operating revenue of SEK 43 billion and an EBITDA of SEK 6.6 billion.

Profile of Apax Partners
Apax Partners is one of the world's leading private equity investment groups, operating across Europe, Israel and the United States. With over 30 years of direct investing experience, Apax Partners’ Funds provide long-term equity financing to build and strengthen world-class companies. It pursues a balanced equity portfolio strategy, investing in late venture, growth capital and buy-outs.

Apax Partners’ Funds invest in companies across its 6 chosen global sectors of information technology, telecommunications, healthcare, media, financial services, retail and consumer. Some of Apax Partners’ Funds recent technology and telecommunications investments include Corvil, Dialog Semiconductor, Fractus, Kabel Deutschland, Inmarsat, Red-M, Systemonic, Preventsys, Sonim Technologies and Wisair.

Further information can be obtained from:

For Versatel
Wouter van de Putte	Telephone:	+31 (0)20 750 2362
Investor Relations

For Apax
Ira Wülfing	Telephone:	+49 89 200030 33
Communication

For Tele2
Lars-Johan Jarnheimer	Telephone:	+ 46 8562 640 00
President and CEO
Håkan Zadler	Telephone:	+ 46 8562 640 00
CFO
Per Borgklint	Telephone:	+ 31 20 702 02 02
Market Area Director Benelux
Dwayne Taylor	Telephone:	+ 44 20 7321 5038
Investor Relations London
Lena Krauss	Telephone:	+ 46 8 562 000 45
Investor Relations Stockholm

This press release appears in Swedish also. In the event of any inconsistency, the English version will prevail above the Swedish version.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: July 22, 2005